

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Alexey Mashchenkov
Chief Financial Officer
QIWI PLC
Kennedy 12, Kennedy Business Centre
P.C. 1087
Nicosia, Cyprus

>   **Re: QIWI PLC**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **Response Dated December 29, 2022**
>   **File No. 001-35893**

Dear Alexey Mashchenkov:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Pranav Trivedi